UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

FOR THE QUARTER ENDED
December 31, 2004

NATIONAL GRID USA

25 Research Drive, Westborough, MA 01582

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
New England Energy Incorporated/National Grid USA	Energy	11/20/72	MA	100
New England Energy Incorporated (NEEI) participated (principally through a partnership with a nonaffiliated oil company) in domestic oil and gas exploration, development, and production and the sale to New England Power Company of fuel purchased in the open market. Effective 1/1/98, NEEI sold its oil and gas properties and ceased its participation in domestic oil and gas exploration, development, and production. This company is presently inactive.

Wayfinder Group, Inc./National Grid USA	Energy	01/13/92	MA	100	Wayfinder Group, Inc. provides energy-related products and services.
National Grid Transmission Services Corporation/National Grid USA	Energy	05/01/00	MA	100	National Grid Transmission Services Corporation's purpose is to provide technical, management, development, engineering, and other similar services relating to electric power transmission.
NEWHC, Inc./Wayfinder Group, Inc./National Grid USA	Energy	05/25/90	MA	100	On September 19, 1999, NEWHC, Inc. sold substantially all of its assets to Duperey Investments, Inc., an unaffiliated company. This company is presently inactive.

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 1 - ORGANIZATION CHART (continued)

AEMC, L.L.C./NEES Energy, Inc./National Grid USA.	Energy	04/23/98	DE	100
AllEnergy Marketing Co., L.L.C. changed its name to AEMC, L.L.C. (AEMC) effective August 24, 2001. AEMC's principal purpose was to sell energy and provide a range of energy-related services including, but not limited to, marketing, brokering and sales of energy, audits, fuel supply, repair, maintenance, construction, design, engineering, and consulting. On January 2, 2001, AEMC completed the last of a series of sales, comprising substantially all of its business operations, to independent third parties. This company is presently inactive.

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 1 - ORGANIZATION CHART (continued)

NeXus Energy Software, Inc./Wayfinder Group, Inc./National Grid USA	Energy	05/19/97	MA	9.9	NeXus Energy Software, Inc.'s purpose is to develop, implement, produce, market, and sell software for application in the energy conservation industry.
GridAmerica Holdings Inc./ National Grid USA	Energy	08/27/02	DE	100	GridAmerica Holdings Inc.'s purpose is to hold interests in companies that provide engineering and consulting services in connection with the participation of transmission owners in the Midwest ISO.
GridAmerica LLC/ GridAmerica Holdings Inc./ National Grid USA	Energy	08/27/02	DE	100	GridAmerica LLC's purpose is to provide engineering and consulting services in connection with the participation of transmission owners in the Midwest ISO.

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 1 - ORGANIZATION CHART (continued)

*The following companies were indirectly acquired by National Grid USA on April 19, 2000, in connection with the merger of Eastern Utilities Associates into National Grid USA.*

Name of Reporting Company	Energy or Gas-Related Company	Date of Organization	State of Organization	Percentage of Voting Securities Held	Nature of Business
EUA Energy Investment Corp./National Grid USA	Energy	12/15/87	MA	100
EUA Energy Investment Corp. (EUA Energy) was initially formed to engage in the business of identifying, evaluating, investing in or participating in the ownership, operation and maintenance of cogeneration and small power production facilities and other energy-related or energy conservation ventures. EUA Energy does not plan to invest in any further business development opportunities and has written off its investments.

EUA Bioten, Inc./EUA Energy Investment Corp./National Grid USA	Energy	06/26/95	MA	100
EUA Bioten, Inc. was initially formed to engage in the development and commercialization of biomass-fired combustion turbine power generation facilities. Substantially all of its assets have been sold, and this company is presently inactive.

EUA FRC II Energy Associates/EUA Energy Investment Corp./National Grid USA	Energy	09/19/89	MA	100	EUA FRC II Energy Associates engaged in cogeneration projects throughout the United States. This company is presently inactive.

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 1 - ORGANIZATION CHART (continued)

**The following companies were indirectly acquired by National Grid USA on January 31, 2002.**

Niagara Mohawk Energy, Inc./Opinac North America, Inc.,/Niagara Mohawk Holdings, Inc./National Grid USA	Energy	05/05/94	DE	100
Niagara Mohawk Energy, Inc. (NME), was formed as an energy related services company and acquired an ownership interest in Telergy Central LLC and Direct Global Power . Telergy Central LLC, an exempt telecommunications company (ETC), was engaged in the development, deployment and operation of a fiber optic network and telecommunications generally. Telergy Central LLC filed for bankruptcy and is in liquidation. Direct Global Power is engaged in the development of photovoltaic and other renewable energy products. Niagara Mohawk Holdings, Inc. wrote off its investment in NME at the time of the merger with National Grid USA. NME is inactive.

NM Uranium, Inc./Niagara Mohawk Power Corporation/Niagara Mohawk Holdings, Inc./National Grid USA	Energy	04/26/76	TX	100
NM Uranium, Inc. owns a 50 percent interest in a closed uranium mining facility in Live Oak, Texas. The mine was a source of fuel for the Nine Mile Point nuclear power plants which were formerly owned by Niagara Mohawk Power Corporation. The company is inactive.

Direct Global Power/Niagara Mohawk Energy, Inc./Opinac North America, Inc./ Niagara Mohawk Holdings, Inc./National Grid USA	Energy	11/01/96	DE	26	Direct Global Power engaged in the development of photovoltaic and other renewable energy products. This investment in Direct Global Power has been previously written off.
eVionyx/Opinac North America, Inc./Niagara Mohawk Holdings, Inc./National Grid USA	Energy	08/18/95	DE	16
eVionyx engaged in the research and development of new fuel cell and battery technology. Niagara Mohawk Holdings, Inc. wrote off its investment in eVionyx at the time of the merger with National Grid USA.

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue Or Renewal	Cost of Capital	Person to Whom Security Was Issued	Collateral Given with Security	Consideration Received for Each Security
None

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (cont'd.)
(expressed in millions, rounded to hundred thousands of dollars)

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
National Grid USA	National Grid Transmission Services Corporation	$ 0.1

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
None

Part II - Transactions performed by associate companies on behalf of reporting companies

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
National Grid USA Service Co., Inc.	EUA Energy Investment Corporation	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	National Grid Transmission Services Corp.	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	Wayfinder Group, Inc.	Miscellaneous (2)	(1)	(1)	(1)	(1)
National Grid USA Service Co., Inc.	GridAmerica Holdings Inc.	Miscellaneous (2)	(1)	(1)		(1)
National Grid USA Service Co., Inc	GridAmerica LLC	Miscellaneous(2)	.3	(1)		.3
National Grid USA Service Co., Inc	GridAmerica LLC	Consulting	.4	(1)		.4

(1) Amounts are below $100,000.
(2) Represents administrative services totaling less than $100,000 in aggregate.

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(expressed in millions, rounded to hundred thousands of dollars)

Investment in energy-related companies:
Total consolidated capitalization as of December 31, 2004		$12,784.8	(1) line 1
Total capitalization multiplied by 15 percent (line 1 multiplied by 0.15)		1,917.7	line 2
Greater of $50 million or line 2		1,917.7	line 3
Total current aggregate investment: (categorized by major line of energy-related business)
Energy-related consulting services	$ 0.3
Energy software	2.2
Ownership, operation, and maintenance of Qualifying Facilities	28.8
Total current aggregate investment		$ 31.3	line 4
Difference between the greater of $50 million or 15 percent of capitalization and the total aggregate investment of the registered holding company system
(line 3 less line 4)		$1,886.4	line 5

(1) Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

NATIONAL GRID USA
For The Quarter Ended December 31, 2004

ITEM 5 - OTHER INVESTMENTS
(expressed in millions, rounded to hundred thousands of dollars)

Major Line or Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
Energy-related consulting services	$8.0	$ 8.0
Ownership, operation, and maintenance of Qualifying Facilities	$26.7	$26.7

Investments for these reporting entities prior to March 1997 were excluded from aggregate investment in Item 4.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)	Exhibits
	10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.
(B)	Financial Statements*
	1-A	National Grid USA and Subsidiaries Statements of Consolidated Income for the quarter and nine months ended December 31, 2004
	1-B	National Grid USA and Subsidiaries Consolidated Balance Sheet at December 31, 2004
	2-A	Wayfinder Group, Inc. Balance Sheet at December 31, 2004
	3-A	National Grid Transmission Services Corporation Balance Sheet at December 31, 2004
	4-A	EUA Energy Investment Corporation Statements of Income for the quarter and nine months ended December 31, 2004
	4-B	EUA Energy Investment Corporation Balance Sheet at December 31, 2004
	5-A	GridAmerica Holdings Inc. Statements of Income for the quarter and nine months ended December 31, 2004
	5-B	GridAmerica Holdings Inc. Balance Sheet at December 31, 2004
	6-A	GridAmerica LLC Statements of Income for the quarter and nine months ended December 31, 2004
	6-B	GridAmerica LLC Balance Sheet at December 31, 2004
(C)	Notes
(1)
Financial statements for NeXus Energy Software, Inc., Direct Global Power, and eVionyx are not provided as the ownership interest in each of the entities is less than 50 percent and such financial statements are not available as of the filing date. Additionally, the investments in Direct Global Power and eVionyx were written off at the time of the merger with National Grid USA.

(2)
All National Grid Transmission Services Corporation and Wayfinder Group, Inc. Income Statement line item actuals round to less than $100,000; accordingly, an Income Statement is not reported for these companies.

(3)
NEEI, NEWHC, Inc., AEMC, L.L.C., EUA Bioten, Inc., EUA FRC II Energy Associates, Niagara Mohawk Energy, Inc., and NM Uranium, Inc. are inactive companies and therefore no financial statements are provided.

* Financial Statements are being filed separately pursuant to a request for confidential treatment.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NATIONAL GRID USA

By s/ John G. Cochrane
      John G. Cochrane, Senior Vice President, Treasurer, and
      Chief Financial Officer

Date: February 25, 2005

EXHIBIT INDEX

Exhibit No.	Description	Page
10(g)	Certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions.	Filed Herewith
Financial Statement No.	Description	Page
1-A	National Grid USA and Subsidiaries Statements of Consolidated Income for the quarter and nine months ended December 31, 2004	Filed Separately
1-B	National Grid USA and Subsidiaries Consolidated Balance Sheet at December 31, 2004	Filed Separately
2-A	Wayfinder Group, Inc. Balance Sheet at December 31, 2004	Filed Separately
3-A	National Grid Transmission Services Corporation Balance Sheet at December 31, 2004	Filed Separately
4-A	EUA Energy Investment Corporation Statements of Income for the quarter and nine months ended December 31, 2004	Filed Separately
4-B	EUA Energy Investment Corporation Balance Sheet at December 31, 2004	Filed Separately
5-A	GridAmerica Holdings Inc Statements of Income for the quarter and nine months ended December 31, 2004	Filed Separately
5-B	GridAmerica Holdings Inc Balance Sheet at December 31, 2004	Filed Separately
6-A	GridAmerica LLC Statements of Income for the quarter and nine months ended December 31, 2004.	Filed Separately
6-B	GridAmerica LLC Balance Sheet at December 31, 2004	Filed Separately
Note: Financial Statements are being filed separately pursuant to a request for confidential treatment.

CERTIFICATE

A copy of the Form U-9C-3 report for the previous quarter (quarter ended September 30, 2004) has been filed with the interested state commissions in accordance with Rule 58 under the Public Utility Holding Company Act of 1935.

The names and addresses of such state commissions are as follows:

Mary L. Cottrell, Secretary Massachusetts Department of Telecommunications and Energy 1 South Station, 2nd Floor Boston, Massachusetts 02110
Ms. Debra Howland Assistant Executive Director New Hampshire Public Utilities Commission 21 S Fruit Street, Suite 10 Concord, New Hampshire 03301-2429
Hon. Jaclyn A. Brilling, Secretary State of New York Public Service Commission Three Empire State Plaza, 19th Floor Albany, New York 12223-1350
Mrs. Luly Massaro, Clerk Rhode Island Public Utilities Commission 89 Jefferson Boulevard Warwick, Rhode Island 02888-1046

SIGNATURE

NATIONAL GRID USA

By  s/ John G. Cochrane
Name: John G. Cochrane
Title: Senior Vice President, Treasurer, and Chief Financial Officer

Date: February 25, 2005